

June 28, 2011

Via E-mail
Ms. Pamela G. Boone
Executive Vice President and Chief Financial Officer
Synergetics USA, Inc.
3845 Corporate Centre Drive
O'Fallon, Missouri 63368

> **Re:** **Synergetics USA, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed October 12, 2010**
> **File No. 1-10382**

Dear Ms. Boone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 35

1. We note your disclosure here regarding your cash flows provided by operating activities. We note that the increase in cash flows provided by operating activities is primarily attributable to the settlement proceeds from Alcon. Please revise future filings to discuss in greater detail how the settlement and the related deferred revenue recorded on your balance sheet will impact your future liquidity. Discuss how this amount impacts your cash flow trends. Refer to Item 303(A)(1) of Regulation S-K.

Item 9A. Controls and Procedures, page 40

Management's Annual Report on Internal Control over Financial Reporting, page 41

2.   We note your disclosure here that you evaluated the effectiveness of your internal control over financial reporting based on the framework of Internal Control over Financial Reporting – Guidance for Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission. Please note that while the referenced "Guidance for Smaller Public Companies" can be used to assist the company in carrying out its evaluation of internal control over financial reporting, it is not itself a framework for evaluation of internal control over financial reporting. Rather, it is to be used as a supplement to the framework set forth in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Please clarify for us the framework that management used and revise future filings to clarify your disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief